UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-31946

A.                 Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA

401(k) RETIREMENT SAVINGS PLAN

B.                 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.

275 North Field Drive

Lake Forest, IL 60045

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

HOSPIRA 401(k) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2014 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Grant Thornton LLP 2501 E. Enterprise Ave, Suite 300 P.O. Box 1097 Appleton, WI 54912-1097 T 920.968.6700 F 920.968.6719 www.GrantThornton.com

To the Participants, Plan Administrator and Trustees of the

Hospira 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Hospira 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hospira 401(k) Retirement Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Hospira 401(k) Retirement Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Appleton, Wisconsin

June 4, 2015

Hospira 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31,
	2014	2013
Assets

Cash	$12	$15

Investments, at fair value (see Notes B, C and D)	1,369,165	1,266,727

Receivables:
Notes receivable from participants	37,487	36,280

Total assets	1,406,664	1,303,022

Liabilities

Investment management fees payable	53	55
Wrapper contract fees payable	39	38

Total liabilities	92	93

Net Assets Available for Benefits at Fair Value	1,406,572	1,302,929

Adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit-responsive investment contracts	(988)	(621)

NET ASSETS AVAILABLE FOR BENEFITS	$1,405,584	$1,302,308

The accompanying notes are an integral part of these statements.

Hospira 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

Year ended December 31, 2014
Additions
Contributions
Employer	$42,657
Participant	57,718

Total contributions	100,375

Investment income
Net appreciation in fair value of investments	116,309
Interest and dividends	16,344

Net investment income	132,653

Interest income on notes receivable from participants	1,242

Total additions	234,270

Deductions
Benefits paid to participants	129,776
Other expenses	1,218

Total deductions	130,994

NET INCREASE IN NET ASSETS	103,276

Net assets available for benefits
Beginning of year	1,302,308

End of year	$1,405,584

The accompanying notes are an integral part of these statements.

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollars in thousands)

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan operates as a cash or deferred arrangement 401(k) plan and was established effective May 1, 2004 in connection with the spin off of Hospira, Inc. (“Hospira”) from Abbott Laboratories (“Abbott”).  Employees of Hospira who were previously participants in the Abbott Laboratories Stock Retirement Plan automatically became participants in the Plan.  Those employees’ corresponding accounts and assets were transferred to the Plan.

In general, United States employees not covered by a collective bargaining agreement of Hospira may voluntarily participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  T. Rowe Price Trust Company (“T. Rowe Price”) serves as trustee of the Plan’s trust.

Contributions and Vesting

Employer Contributions

Employer contributions to the Plan are made each payroll period.  The amount of employer contributions made by the employer shall be in accordance with the following schedule:

If the employee contribution (as a percentage of compensation) is:	The employer contribution (as a percentage of compensation) will be:

2%	5.0%
3%	6.0%
4%	6.5%
5% or more	7.0%

Employee Contributions

Employees are eligible to make contributions on any entry date following their date of hire.  Eligible employees electing to participate contribute a percentage of their eligible compensation in multiples of one percent to the Plan, subject to certain limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to certain limitations of the United States Internal Revenue Code (“IRC”).

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting — Continued

Eligible compensation is an employee’s regular base pay, including overtime as well as sales bonuses, sales incentives, and sales commissions.  Participants may choose to make their contributions from either pre-tax compensation, after-tax compensation, or both, but the total contributions may not exceed 75% of the participant’s compensation or limits established by the IRC.  The pre-tax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC.  The Plan also accepts Roth elective contributions made on behalf of participants.  Participant contributions may be invested in any or all of the investment options.

Eligible hired or rehired employees who have not provided their elections to participate in the Plan within 60 days of employment are automatically enrolled in the Plan and have their compensation automatically reduced for pre-tax contributions by a percentage elected by the Plan administrator, which is currently 5%.  In addition, if a participant’s pre-tax contributions reach the statutory pre-tax limit, the first 5% of such participant’s contributions will be automatically converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year, unless the participant elects otherwise.

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are 100% vested in their accounts, including Employer contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, to the extent they hold Hospira stock in whole shares or as direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Participants are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations.  In addition, the Plan will allow for hardship withdrawals, as determined by the Plan administrator.

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participant Accounts

Each participant’s account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses.  Certain participant accounts are subject to short-term trading fees and/or investment service fees.

Notes Receivable from Participants

Participants may borrow from their accounts amounts not to exceed the lesser of the current market value of the aggregated assets allocated to their pre-tax account, rollover account and employer contribution account or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) and Department of Labor limitations and restrictions.  Participants pay interest on such borrowings at an interest rate to be determined by the Plan’s administrator.  Loans, limited to one per participant, must be repaid within five years (or the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years.  Participants may have two loans outstanding if one of the loans is for purchasing a primary residence.  Participants are not permitted to refinance loans.  Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time.  For employees leaving Hospira during the repayment period, the balance of the outstanding loan may continue to be repaid over the original loan period under the same terms.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through the Galliard Stable Value Fund (“Galliard Fund”).  As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Accounting — Continued

the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Investment Valuation

The Plan’s investments are reflected at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.  Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.  An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.              Quoted prices for similar assets or liabilities in active markets.

2.              Quoted prices for identical or similar assets or liabilities in inactive markets.

3.              Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Investment Valuation - Continued

Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end, which is obtained from an active market.

Common stock and preferred stock:  Valued at the closing price reported on the active market on which the security is traded.

Collective trust funds:  Valued at the NAV of units in each fund or account.  The NAV, as provided by the trustee or administrator, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the funds or account less their liabilities.  This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV.  Participant transactions (purchased and sales) may occur daily, unless otherwise stated. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Short-term investment fund (STIF):  Valued using $1 for the money market’s NAV.

Wrapper contracts: Valued using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged.  The difference is calculated by the treasury yield plus a guaranteed investment contract (“GIC”) spread for 2014 and 2013.

The following tables present the Plan’s investments by level within the fair value hierarchy as of December 31, 2014 and 2013:

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Investment Valuation - Continued

	Fair Value Measurements at Reporting Date, Using:
	Quoted prices in active markets for identical items	Significant other observable inputs	Significant unobservable inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2014
Common stock — Hospira, Inc.	$121,223	$—	$—	$121,223
Mutual funds
Bond funds	54,514	—	—	54,514
International equity funds	76,585	—	—	76,585
Mid cap equity fund	48,997	—	—	48,997
Total mutual funds	180,096	—	—	180,096
Collective trust funds
Bond funds (a)	—	49,388	—	49,388
Index funds (b)	—	405,733	—	405,733
International equity funds (c)	—	13,605	—	13,605
Large cap equity funds (d)	—	191,759	—	191,759
Small/mid cap equity funds (e)	—	56,960	—	56,960
Total collective trust funds	—	717,445	—	717,445
Galliard Stable Value Fund
Wrapped bond collective trust funds (f)	—	80,413	—	80,413
Wrapped separate account (g)	—	32,877	8	32,885
Collective trust fund - STIF (h)	—	15,306	—	15,306
Total Galliard Stable Value Fund	—	128,596	8	128,604
Self-directed accounts
Common stock - Abbott	72,234	—	—	72,234
Common stock - AbbVie	104,039	—	—	104,039
Common stock - Other	21,061	—	—	21,061
Preferred stock	30	—	—	30
Mutual funds	24,433	—	—	24,433
Total self-directed accounts	221,797	—	—	221,797
	$523,116	$846,041	$8	$1,369,165

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Investment Valuation - Continued

	Fair Value Measurements at Reporting Date, Using:
	Quoted prices in active markets for identical items	Significant other observable inputs	Significant unobservable inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2013
Common stock — Hospira, Inc.	$87,203	$—	$—	$87,203
Mutual funds
Bond funds	53,110	—	—	53,110
International equity funds	83,243	—	—	83,243
Mid cap equity fund	44,710	—	—	44,710
Total mutual funds	181,063	—	—	181,063
Collective trust funds
Bond funds (a)	—	38,676	—	38,676
Index funds (b)	—	372,226	—	372,226
International equity funds (c)	—	14,088	—	14,088
Large cap equity funds (d)	—	182,184	—	182,184
Small/mid cap equity funds (e)	—	58,786	—	58,786
Total collective trust funds	—	665,960	—	665,960
Galliard Stable Value Fund
Wrapped bond collective trust funds (f)	—	78,839	—	78,839
Wrapped separate account (g)	—	32,261	—	32,261
Collective trust fund - STIF (h)	—	21,653	—	21,653
Total Galliard Stable Value Fund	—	132,753	—	132,753
Self-directed accounts
Common stock - Abbott	69,402	—	—	69,402
Common stock - AbbVie	94,211	—	—	94,211
Common stock - Other	17,443	—	—	17,443
Preferred stock	28	—	—	28
Mutual funds	18,664	—	—	18,664
Total self-directed accounts	199,748	—	—	199,748
	$468,014	$798,713	$—	$1,266,727

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Investment Valuation - Continued

The collective trust funds and the wrapped separate account as of December 31, 2014 and 2013 are comprised of funds which do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds’ administrators.  The following provides additional information regarding these funds:

(a)         The investment strategy of the bond funds is to match or outperform the Barclays U.S. Aggregate Bond Index or the Barclays U.S. Treasury Inflation Protected Securities Index over the long term using a passive or indexing investment approach.  Redemption from the funds is permitted daily.

(b)         The investment strategy of these index funds is to match or outperform benchmark indices.  The underlying asset allocation of a fund becomes more conservative as a participant approaches retirement, as well as to maintain an optimal portfolio construction.  Redemption from the funds is permitted daily.

(c)          The investment strategy of this fund is to match or outperform the Morgan Stanley Capital International All Country World Index Except-USA Index over the long term using a passive or indexing investment approach.  Redemption from the funds is permitted daily.

(d)         The investment strategy of these funds is to match or outperform the S&P 500 Index by seeking long-term growth of capital and using a combination of value and growth-oriented investing.  Redemption is permitted daily.

(e)          The investment strategy of these funds is to match or outperform the Russell 2000 Index or Russell Small Cap Completeness Index over the long term either through a passive or indexing investment approach or a fundamental research and bottom-up stock picking approach.  Redemption is permitted daily.

(f)           The bond collective trust funds invest primarily in U.S. Government and agency securities and corporate notes and bonds.  Redemption is permitted monthly.

(g)          The separate accounts invest in underlying funds with a fixed income portfolio that is managed against the Barclays Capital Intermediate Aggregate Index.  Redemption is permitted daily.

(h)         The short-term collective trust fund invests in short-term fixed income securities to preserve capital.  Redemption is permitted daily.

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Investment Valuation - Continued

The following tables represent the Plan’s assets as of December 31, 2014 and 2013 measured using significant unobservable inputs, the valuation techniques used to measure the fair value of those assets and the significant unobservable inputs and the ranges of values for those inputs.

December 31, 2014:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Wrapper contracts	$8	Market approach discounting	Discount Rate Duration in Years Wrap Fees & Rebid Rates	0.59% - 2.29% 1.97 – 2.98 20-25

December 31, 2013:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Wrapper contracts	$—	Market approach discounting	Discount Rate Duration in Years Wrap Fees & Rebid Rates	0.41% - 2.27% 1.94 – 2.86 20-25

The significant unobservable inputs used in the fair value measurement of the Plan’s GICs are the discount rate, duration in years and the wrap fees and the related rebid rates.  The discount rate is from quoted sources.  When multiple portfolios are wrapped, the highest rate is matched on the same set of portfolios wrapped in the same fund.  Full payment of principal and interest at maturity is assumed in all calculations.  Given the short duration remaining, a significant increase or decrease in these inputs would not have a significant impact on the fair value measurement.

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Income

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2014 or 2013.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Hospira pays certain of the usual and reasonable expenses of the Plan and the Plan administrator.  Participants are charged transaction fees for loan and withdrawal processing.  Fund investment fees are charged against the net assets of the respective fund.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into benefit-responsive investment contracts with various financial services institutions through the Galliard Fund (the “Stable Value Fund”).  The contracts are held in the Stable Value Fund in a separate account and are managed by Galliard Capital Management, Inc. (“Galliard”).  The account is credited with participant contributions to the Stable Value Fund and earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the respective manager.

The Plan entered into security backed contracts, also called synthetic investment contracts (synthetic GICs) through the Stable Value Fund.  A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities.  The Stable Value Fund purchases wrapper contracts from financial services institutions.  Synthetic GICs credit a stated interest rate for a specified period of time.  Investment gains and losses are amortized over the expected duration through the calculation of the applicable interest rate on a prospective basis.  Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

Certain events limit the ability of the Plan to transact at contract value with the issuers.  Such events include the following:  (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Synthetic GICs generally impose conditions on both the Plan and the issuer in order to terminate the agreement prior to the scheduled maturity dates, if any.  If an event of default occurs and is not cured, the non-defaulting party may terminate the contract.  The following may cause the Plan to be in default:  a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement.  The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES -Continued

contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers.  If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, all of the synthetic GIC contracts have been negotiated to have “contingency coverage,” that would allocate the book and market value proportionately among the remaining wrap providers in the event that another book value wrap contract is terminated for any reason. All other terms and conditions of the remaining contracts, including fees, would continue to apply without amendment.

The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so.  The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.  The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments.  Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.  If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.  If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract.  If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.  Contract termination also may occur by either party upon election and notice.

As described in Note B, because the synthetic GICs in the Stable Value Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts in the Stable Value Fund.  Contract value, as reported by the respective manager, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value.

	2014	2013
Average yields:
Based on actual earnings	1.28%	1.22%
Based on interest rate credited to participants	1.34	1.37

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE D - INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets at December 31, 2014 and 2013:

	2014	2013
Hospira, Inc. common stock	$121,223	$87,203
American Funds EuroPacific Growth Fund, Class R6	n/a	76,732
BlackRock LifePath Index 2025 Non-Lendable Fund G	80,549	72,614
BlackRock LifePath Index 2030 Non-Lendable Fund G	74,044	67,559
Victory EB Diversified Stock Fund — 50	79,977	78,488
SSgA S&P 500 Index Fund, Class C	111,782	103,696
Self-Directed Account — Abbott common stock	72,234	69,402
Self-Directed Account — AbbVie common stock	104,039	94,211

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$(4,297)
Collective trust funds	49,195
Rights	1
Preferred stock	3
Common stock	71,407
Net appreciation	$116,309

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE E - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investments securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE F - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan’s assets is invested in Hospira common stock.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, Hospira has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and the IRC.  In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE H - TAX STATUS

The IRS has determined and informed Hospira, by a letter dated December 4, 2013, that the Plan is designed in accordance with applicable sections of the IRC.  The Plan administrator believes that the Plan, in all material respects, is designed and is currently being operated in accordance with the applicable requirements of the IRC.

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE H - TAX STATUS - Continued

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE I - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$1,405,584	$1,302,308
Adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit-responsive investment contracts	988	621
Net assets available for benefits per the Form 5500	$1,406,572	$1,302,929

The following is a reconciliation of net increase per the statement of changes in net assets available for benefits for the year ended December 31, 2014 to the Form 5500:

Net increase per the financial statements	$103,276
Current year adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit responsive investment contracts	988
Prior year adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit responsive investment contracts	(621)
Net increase per the Form 5500	$103,643

Hospira 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE I - RECONCILIATION TO FORM 5500 - Continued

Investments in synthetic GICs (wrapped contracts) are required to be reported at fair value on the Form 5500.

NOTE J — SUBSEQUENT EVENTS

Hospira has evaluated subsequent events from December 31, 2014 through the date these financial statements were available to be issued.  Other than as disclosed below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

On February 5, 2015, Hospira and Pfizer Inc. announced that they have entered into a definitive merger agreement under which Pfizer Inc. will acquire Hospira.  Pursuant to the merger agreement, and upon the terms and subject to the conditions thereof, at the effective time of the merger, each share of Hospira common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive $90.00 in cash, without interest thereon and less any applicable withholding taxes (other than any shares of Hospira common stock owned by Hospira as treasury stock, any shares owned, directly or indirectly, by Pfizer or its subsidiaries (including Perkins Holding Company, a wholly owned subsidiary of Pfizer), and dissenting shares, if any which will not be so converted).  The transaction is expected to close the second half of 2015.

SUPPLEMENTAL SCHEDULE

Hospira 401(k) Retirement Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2014

(Dollars in thousands)

Identity of party involved/			Current
description of asset	Rate	Cost (a)	value

Self-Directed Investments			$221,797

*Hospira, Inc., common stock			121,223

Mutual Funds
Aberdeen Emerging Markets Institutional Fund			6,405
American Funds EuroPacific Growth Fund, Class R6			70,180
Hartford MidCap HLS IA Fund			48,997
PIMCO All Asset Institutional Fund			5,617
PIMCO Total Return Institutional Fund			48,897

Collective Trust Funds
BlackRock LifePath Index Retirement Non-Lendable Fund G			40,402
BlackRock LifePath Index 2020 Non-Lendable Fund G			57,824
BlackRock LifePath Index 2025 Non-Lendable Fund G			80,549
BlackRock LifePath Index 2030 Non-Lendable Fund G			74,044
BlackRock LifePath Index 2035 Non-Lendable Fund G			49,807
BlackRock LifePath Index 2040 Non-Lendable Fund G			42,138
BlackRock LifePath Index 2045 Non-Lendable Fund G			28,724
BlackRock LifePath Index 2050 Non-Lendable Fund G			28,738
BlackRock LifePath Index 2055 Non-Lendable Fund G			3,507
Eaton Vance Small Cap Core Equity Fund			27,637
Victory EB Diversified Stock Fund - 50			79,977
SSgA Global Equity ex U.S. Index Fund, Class C			13,605
SSgA Russell Small / Mid Cap Index Fund, Class C			29,323
SSgA S&P 500 Index Fund, Class C			111,782
SSgA U.S. Bond Index Fund, Class C			33,488
SSgA U.S. Inflation Protected Bond Index Fund, Class C			15,900

Galliard Stable Value Fund
Security-backed Contracts
Voya Retirement Insurance and Annuity Company	1.97		—
Fixed Income Fund E			13,285
Voya Retirement Insurance and Annuity Company	1.97		—
American General Life Insurance Company wrapper contract	1.75		—
Prudential Insurance Company of America wrapper contract	1.88		—
Fixed Income Fund F			53,838
Prudential Insurance Company of America wrapper contract	1.88		—
Fixed Income Fund N			13,290
Metropolitan Life Insurance Company wrapper contract	1.11		8
Separate Account No. 690			19,857
Separate Account No. 695			13,020
Collective Trust Fund
Wells Fargo Short-Term Investment Fund S			15,306

Cash			12

*Participant Notes Receivable, 3.25% to 9.50%			37,487

			$1,406,664

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira 401(k) Retirement Savings Plan
(Name of Plan)

/s/ Bakir Vitehskich
Date: June 4, 2015	Bakir Vitehskich,
Plan Administrator

Index to Exhibit

EXHIBIT NUMBER

23.1	Grant Thornton LLP Consent of Independent Registered Public Accounting Firm